# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DEEP ISOLATION NUCLEAR, INC., CIK 0001918080
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2001 Addison, Suite 300,, Berkeley, California (CA), 94704
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002080807

## Reporting persons
- Warren E. Spieker, Jr., individually and as Trustee of the Spieker Living Trust UAD 3/12/02: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,291,864; shared voting power 4,611,567; sole dispositive power 1,291,864; shared dispositive power 4,611,567; aggregate amount beneficially owned 5,903,431 (10.3% of the class)
  Comment: Based on 57,372,749 shares of common stock issued and outstanding as of July 23, 2025.

## Item 1. Issuer
Name of issuer: DEEP ISOLATION NUCLEAR, INC.
Address of issuer's principal executive offices: 2001 Addison, Suite 300, Berkeley, CA 94704

## Item 2. Person Filing
Name of person filing: Warren E. Spieker, Jr.
Address of principal business office or, if none, residence: 707 Menlo Avenue Suite 100, Menlo Park, CA 94025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,903,431
Percent of class: 10.3%
Sole power to vote or to direct the vote: 1,291,864
Shared power to vote or to direct the vote: 4,611,567
Sole power to dispose or to direct the disposition: 1,291,864
Shared power to dispose or to direct the disposition: 4,611,567

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported in Item 4(c)(ii) and 4(c)(iv) on this Schedule 13G are owned directly by the Spieker Living Trust U/A/D 3/12/02 (the "Trust") and are beneficially owned by Warren E. Spieker, Jr. and Carol Spieker, as beneficiaries of the Trust. Under the governing documents of the Trust, Warren E. Spieker, Jr. and Carol Spieker share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Spieker, Jr., individually and as Trustee of the Spieker Living Trust UAD 3/12/02: /s/ Warren E. Spieker, Jr., Warren E. Spieker, Jr., individually and as Trustee of the Spieker Living trust UAD 3/12/02 (08/14/2025)